

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Lei Xu
Chief Executive Officer
JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China

> **Re: JD.com, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 28, 2022**
> **Correspondence submitted August 11, 2022**
> **File No. 1-36450**

Dear Mr. Xu:

We have reviewed your August 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2022 letter.

Correspondence filed August 11, 2022

Introduction, page 2

1. We note your response to our first comment. We note your indication that the legal risks of being based in and having operations in Chinese mainland are not expected to apply to the entities or businesses in Hong Kong and Macau because they operate under different sets of laws, however, we continue to believe that there is a risk that the laws applicable to Chinese mainland could be applied to the entities and businesses in Hong Kong and Macau and, therefore, there are legal risks associated with those operations. Please revise your disclosure to acknowledge as much, as well as ensure that you acknowledge that a

different set of laws are applicable to Hong Kong and Macau.

Summary of Risk Factors, page 2

2.   We note your response to our second comment. Please specifically disclose in your summary risk factors that the rules and regulations in China can change *with little advanced notice*, that the PRC government may intervene or influence your operations *at any time* as well as that it *may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers*. Also, revise to refer to the titles of each of the risk factors to which you cross-reference.

Item 3. Key Information, page 6

3.   We note your response to our sixth comment. Please explicitly state whether or not there are any limitations on your ability to transfer cash between yourself and your investors.

4.   We note your response to our ninth comment, however, we disagree with your reference to "effective" control throughout your disclosure. Please revise to state that you are the primary beneficiary of the VIE for accounting purposes.

Permissions Required from the PRC Authorities, page 8

5.   We note your response to our thirteenth comment. Please provide the specific *basis* for counsel's belief that such CAC permission is not required in connection with your previous issuance of securities to foreign investors.

   Please contact Ryan Lichtenfels at 202-551-4457 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sandy Xu, Chief Financial Officer